Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

March 11, 2025

Re: Concreit Series LLC

Post-qualification Amendment No. 1 to

Offering Statement on Form 1-A

Filed February 20, 2025

File No. 024-12508

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Series LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated February 28, 2025 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12508) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on February 20, 2025. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter, followed by our response:

Offering Statement on Form 1-A

Signatures, page 57

1.	Comment:
Please revise your signature page to include a date for each signature. Please refer to the Signatures section of Form 1-A.

Response: We have revised the signature page to include dates for each signature.

General

2.	Comment:
Please update your offering statement to include interim financial statements as of June 30, 2024. Please refer to Part F/S section (b)(3) and section (c) of Form 1-A.
Response: We have revised the interim financial statements on F-1to as of June 30, 2024.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures